SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2010
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: October 27, 2010		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: October 27, 2010		Signed: Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate October 27, 2010
CANADIAN PACIFIC ANNOUNCES THIRD-QUARTER RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced a 15 per cent increase in third-quarter revenues with gains across most lines of business. Reported net income was $197.3 million and diluted earnings per share were $1.17, both down 6 per cent over third-quarter 2009 which included other specified items of $0.41 per share principally from significant real estate sales. Adjusted diluted earnings per share increased 27 per cent to $1.21.
“CP delivered another strong quarter of financial performance on double digit revenue growth and an improved operating ratio,” said Fred Green, President and Chief Executive Officer. “We are building a solid foundation based on safety, service reliability and operational efficiencies that continue to drive value to our employees, customers and shareholders.”
THIRD-QUARTER 2010 COMPARED WITH THIRD-QUARTER 2009
•	Total revenues increased 15 per cent from $1.1 billion to $1.3 billion

•	Adjusted operating income increased 28 per cent from $263.8 million to $337.7 million

•	Adjusted operating ratio improved 270 basis points to 73.7 per cent

•	Adjusted earnings increased 27 per cent from $160.9 million to $204.7 million

•	Adjusted diluted earnings per share increased 27 per cent from $0.95 per share to $1.21 per share
Presentation of non-GAAP earnings measures
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, and related income taxes, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses.
Income, diluted earnings per share, operating expense and operating ratio, excluding foreign exchange gains and losses on long-term debt and other specified items, are referred to in this news release as “Adjusted earnings”, “Adjusted diluted earnings per share”, “Adjusted operating expense” and “Adjusted operating ratio”.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by accounting principles generally accepted in the United States and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Foreign exchange gain and loss on long-term debt and other specified items
In the third quarter of 2009 the Company recorded other specified items totaling $69.4 million, after tax. This was largely comprised of the after tax gain of $68.1 million on significant real estate sales.
CP had a foreign exchange loss on long-term debt of $7.7 million after tax in the third quarter of 2010, compared with a foreign exchange loss on long-term debt of $21.0 million after tax in the third quarter of 2009.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against our net investment in foreign subsidiaries. Although the taxes on foreign exchange gains and losses on long-term debt generally offset one another, because they may be in different tax jurisdictions, the resulting net tax can vary significantly.
CP began reporting its financial results in accordance with U.S. GAAP as of January 1, 2010. All prior period comparative numbers contained in this release conform to U.S. GAAP. Additional historical U.S. GAAP financial reports can be found at www.cpr.ca.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific
Canadian Pacific (CP: TSX/NYSE) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss
Senior Manager — Media Relations	Assistant Vice President — Investor Relations
Canadian Pacific	Canadian Pacific
Tel.: (778) 772-9636	Tel.: (403) 319-3591
24/7 Media Pager: (416) 814-0948	e-mail: investor@cpr.ca
e-mail: mike_lovecchio@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
		2009		2009
		Restated		Restated
	2010	(see Note 2)	2010	(see Note 2)

Revenues
Freight	$1,250.8	$1,086.6	$3,591.2	$3,164.0
Other	35.4	31.5	96.0	95.0

	1,286.2	1,118.1	3,687.2	3,259.0

Operating expenses
Compensation and benefits	365.2	322.4	1,068.7	989.9
Fuel	166.1	134.0	525.7	422.7
Materials	43.2	45.3	158.2	175.5
Equipment rents	53.6	51.5	157.5	173.0
Depreciation and amortization	123.9	121.6	368.4	361.0
Purchased services and other	196.5	179.5	590.3	553.4
Gain on sale of significant properties (Note 4)	—	(79.1)	—	(79.1)

	948.5	775.2	2,868.8	2,596.4

Operating income	337.7	342.9	818.4	662.6
Gain on sale of partnership interest (Note 5)	—	—	—	81.2

Less:
Other (income) and charges	1.0	1.3	(7.3)	19.4
Interest expense	60.6	55.0	192.1	199.2

Income before income tax expense	276.1	286.6	633.6	525.2
Income tax expense (Note 6)	78.8	77.3	168.7	121.4

Net income	$197.3	$209.3	$464.9	$403.8

Earnings per share (Note 7)
Basic earnings per share	$1.17	$1.25	$2.76	$2.44
Diluted earnings per share	$1.17	$1.24	$2.75	$2.43

Weighted average number of shares (millions)
Basic	168.8	168.1	168.6	165.7
Diluted	169.3	168.7	169.0	166.0

Dividends declared per share	$0.2700	$0.2475	$0.7875	$0.7425
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)
(unaudited)

		December 31
		2009
	September 30	Restated
	2010	(see Note 2)

Assets
Current assets
Cash and cash equivalents	$267.8	$679.1
Accounts receivable, net	533.3	655.1
Materials and supplies	124.5	132.7
Deferred income taxes	103.8	128.1
Other current assets	54.8	46.5

	1,084.2	1,641.5

Investments	154.6	156.7
Net properties	11,957.2	11,978.5
Goodwill and intangible assets	196.8	202.3
Other assets	138.0	175.8

Total assets	$13,530.8	$14,154.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,038.7	$1,000.7
Long-term debt maturing within one year	41.4	605.3

	1,080.1	1,606.0

Pension and other benefits liabilities (Note 11)	585.3	1,453.9
Other long-term liabilities	472.4	479.9
Long-term debt (Note 10)	4,389.0	4,138.2
Deferred income taxes	1,932.2	1,818.7

Total liabilities	8,459.0	9,496.7

Shareholders’ equity
Share capital	1,805.9	1,771.1
Additional paid-in capital	25.5	30.8
Accumulated other comprehensive loss	(1,692.5)	(1,744.7)
Retained earnings	4,932.9	4,600.9

	5,071.8	4,658.1

Total liabilities and shareholders’ equity	$13,530.8	$14,154.8

Commitments and contingencies (Note 14)
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Operating activities
Net income	$197.3	$209.3	$464.9	$403.8
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	123.9	121.6	368.4	361.0
Deferred income taxes (Note 6)	75.4	114.8	160.4	158.6
Gain on sale of partnership interest	—	—	—	(81.2)
Gain on sale of significant properties	—	(79.1)	—	(79.1)
Pension funding in excess of expense (Note 11)	(645.6)	(15.0)	(805.6)	(47.6)
Other operating activities, net	(0.6)	(9.6)	5.7	(41.0)
Change in non-cash working capital balances related to operations	(0.5)	59.6	(72.5)	(3.5)

Cash (used in) provided by operating activities	(250.1)	401.6	121.3	671.0

Investing activities
Additions to properties	(185.1)	(195.5)	(443.9)	(564.1)
Proceeds from the sale of properties and other assets	19.8	122.9	46.2	287.5

Cash used in investing activities	(165.3)	(72.6)	(397.7)	(276.6)

Financing activities
Dividends paid	(45.5)	(41.6)	(128.9)	(121.3)
Issuance of CP Common Shares	20.0	5.3	26.9	504.5
Collection of receivable from financial institution	—	—	219.8	—
Net decrease in short-term borrowing	—	2.1	—	(92.4)
Issuance of long-term debt	355.2	—	355.2	409.5
Repayment of long-term debt	(14.2)	(6.8)	(604.5)	(613.3)
Other financing activities	2.9	4.9	3.1	34.1

Cash provided by (used in) financing activities	318.4	(36.1)	(128.4)	121.1

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(8.8)	(11.3)	(6.5)	(17.1)

Cash position
(Decrease) increase in cash and cash equivalents	(105.8)	281.6	(411.3)	498.4
Cash and cash equivalents at beginning of period	373.6	334.3	679.1	117.5

Cash and cash equivalents at end of period	$267.8	$615.9	$267.8	$615.9

Supplemental disclosures of cash flow information
Income taxes paid (refunded)	$0.3	$(40.1)	$6.5	$(36.5)

Interest paid (Note 12)	$33.2	$36.6	$252.3	$196.9

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars, except common share amounts)
(unaudited)

				Accumulated
	Common		Additional	other		Total
	shares	Share	paid-in	comprehensive	Retained	shareholders’
	(in millions)	capital	capital	loss	earnings	equity
Balance at December 31, 2009, as previously reported	168.5	$1,771.1	$30.8	$(1,746.3)	$4,665.2	$4,720.8
Cumulative adjustment for change in accounting policy (Note 2)	—	—	—	1.6	(64.3)	(62.7)

Balance at December 31, 2009, as restated	168.5	1,771.1	30.8	(1,744.7)	4,600.9	4,658.1

Net income	—	—	—	—	464.9	464.9
Other comprehensive income	—	—	—	52.2	—	52.2

Comprehensive income	—	—	—	52.2	464.9	517.1

Dividends declared	—	—	—	—	(132.9)	(132.9)
Stock compensation expense	—	—	1.1	—	—	1.1
Shares issued under stock option plans	0.6	34.8	(6.4)	—	—	28.4

Balance at September 30, 2010	169.1	$1,805.9	$25.5	$(1,692.5)	$4,932.9	$5,071.8

	Other
	comprehensive		Comprehensive
	income	Net income	income

Comprehensive income — three months ended September 30, 2010	$17.0	$197.3	$214.3

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
1	Basis of presentation

These unaudited consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2009 U.S. GAAP consolidated financial statements. The policies used are consistent with the policies used in preparing the 2009 U.S. GAAP consolidated financial statements, except as discussed in Note 2. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons. The irregular pace of the recovery in 2010 from the global recession has affected financial results such that seasonal fluctuations may not be consistent with those in prior years. The timing of a return to seasonal trends consistent with years prior to 2009 will depend on the continued recovery of the economy and the related impact on the Company’s customers.

2	Accounting changes

Consolidations

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Amendments to Consolidation of Variable Interest Entities. The guidance retains the scope of the previous guidance and removes the exemption of entities previously considered qualifying special purpose entities. In addition, it replaces the previous quantitative approach with a qualitative analysis approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The guidance is applicable to all variable interest entities that existed at January 1, 2010, the date of adoption, or are created thereafter. The Company has variable interests in variable interest entities, however, the adoption of the new guidance did not change the previous assessment that the Company is not the primary beneficiary and as such does not consolidate the variable interest entities. Additional note disclosure regarding the nature of the Company’s variable interests and where judgment was required to assess the primary beneficiary of these variable interest entities has been provided in Note 13.

Accounting for transfers of financial assets

The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although the Company currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for the Company from January 1, 2010. The adoption of this guidance had no impact to the Company’s financial statements.

Fair value measurement and disclosure

In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation (see Note 8 for a definition of Level 1, 2 and 3 financial asset and liability categories). The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance resulting in expanded note disclosure in Note 8.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
2	Accounting changes (continued)

Rail grinding

During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income taxes by $26.3 million, and shareholders equity by $62.7 million. As a result of the change the following increases (decreases) to financial statement line items occurred:

(in millions of Canadian dollars, except per share data)

	For the three months		For the nine months		For the year
	ended September 30		ended September 30		ended December 31
	2010	2009	2010	2009	2009	2008	2007

Changes to Consolidated Statement of Income and Comprehensive Income
Depreciation and amortization	$(3.8)	$(3.5)	$(11.4)	$(10.5)	$(14.0)	$(8.9)	$(9.5)
Compensation and benefits	0.9	1.0	1.5	1.8	2.8	2.7	2.0
Fuel	—	—	—	—	0.1	0.1	0.1
Materials	0.3	0.6	0.5	1.1	1.8	1.7	1.3
Purchased services and other	5.4	5.9	9.3	10.7	15.9	15.4	11.3

Total operating expenses	2.8	4.0	(0.1)	3.1	6.6	11.0	5.2

Income tax expense	(0.8)	(1.3)	(0.2)	(1.0)	(1.2)	(3.2)	0.4

Net income	$(2.0)	$(2.7)	$0.3	$(2.1)	$(5.4)	$(7.8)	$(5.6)

Basic earnings per share	$(0.01)	$(0.02)	$—	$(0.01)	$(0.03)	$(0.05)	$(0.04)
Diluted earnings per share	$(0.01)	$(0.02)	$—	$(0.01)	$(0.03)	$(0.05)	$(0.04)

Other comprehensive income (loss)	0.6	1.4	0.3	2.1	2.4	(2.8)	2.0

Comprehensive income	$(1.4)	$(1.3)	$0.6	$—	$(3.0)	$(10.6)	$(3.6)

Changes to Consolidated Statement of Cash Flows

Cash provided by operating activities (decrease)	$(6.6)	$(7.5)	$(11.3)	$(13.6)	$(20.6)	$(19.9)	$(14.7)
Cash used in investing activities (decrease)	$(6.6)	$(7.5)	$(11.3)	$(13.6)	$(20.6)	$(19.9)	$(14.7)

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
2	Accounting changes (continued)

Changes to Consolidated Balance Sheet

	As at	As at	As at
	September 30	December 31	December 31
	2010	2009	2008

Net properties	$(88.2)	$(89.0)	$(86.2)
Deferred income tax liability	(26.1)	(26.3)	(26.5)
Accumulated other comprehensive loss (income)	1.9	1.6	(0.8)
Retained earnings	(64.0)	(64.3)	(58.9)
3	Future accounting changes

There have been no new accounting pronouncements issued that are expected to have a significant impact to the Company’s financial statements.

4	Gain on sale of significant properties

During the third quarter of 2009, the Company completed two significant real estate sales, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station, its former head office in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in Western Canada for transit purposes for proceeds of $43.0 million.

5	Gain on sale of partnership interest

During the second quarter of 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The proceeds received in the quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
6	Income taxes

	For the three months		For the nine months
	ended September 30		ended September 30
		2009		2009
		Restated		Restated
(in millions of Canadian dollars)	2010	(see Note 2)	2010	(see Note 2)

Current income tax expense (recovery)	$3.4	$(37.5)	$8.3	$(37.2)
Deferred income tax expense	75.4	114.8	160.4	158.6

Income tax expense	$78.8	$77.3	$168.7	$121.4

During the first quarter of 2009, legislation was enacted to reduce British Columbia provincial income tax rates. As a result, the Company recorded in the first quarter of 2009 a $6.2 million income tax benefit related to the revaluation of its deferred income tax balances as at December 31, 2008. In addition, during the three and nine months ended September 30, 2009, the tax impact of foreign exchange losses increased expected income tax expense, based on the expected annual effective tax rate, by approximately $18 million and $27 million, respectively. Also, for the nine months ended September 30, 2009, the tax impact of a gain on sale of partnership interest reduced expected income tax expense by approximately $9 million. Additionally, for the three and nine months ended September 30, 2009, the tax impact of gains on sales of significant properties reduced expected income tax expense by approximately $10 million. In the three and nine months ended September 30, 2010, the tax impact of foreign exchange losses and gains increased expected income tax expense by approximately $7 million and $4 million, respectively.

7	Earnings per share

At September 30, 2010, the number of shares outstanding was 169.1 million (September 30, 2009 — 168.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of Canadian Pacific Railway Limited shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2010	2009	2010	2009

Weighted average shares outstanding	168.8	168.1	168.6	165.7
Dilutive effect of stock options	0.5	0.6	0.4	0.3

Weighted average diluted shares outstanding	169.3	168.7	169.0	166.0

For the three and nine months ended September 30, 2010, 1,416,783 and 1,885,875 options, respectively, were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2009 — 2,542,300 and 2,540,740, respectively).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments
A.	Fair values of financial instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.
•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available or have no binding broker quote to support Level 2 classifications.
When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below.

Gain/loss in fair value of long-term floating rate notes

At September 30, 2010 and December 31, 2009, the Company held long-term floating rate notes with a total settlement value of $129.0 million and $129.1 million, respectively, and carrying values of $76.8 million and $69.3 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.

During the three and nine months ended September 30, 2010, the Company received $nil and $0.1 million, respectively, in partial redemption of certain of the notes held. At September 30, 2010, the Company held long-term floating rate notes with settlement value, as follows:
•	$116.8 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets;

•	$12.0 million MAV 2 Ineligible Asset (“IA”) Tracking notes; and

•	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.
During the third quarter of 2010, DBRS upgraded the rating of the MAV 2 Class A-1 notes from A Under Review with Positive Implications to A (high). The MAV 2 Class A-2 notes have received a BBB (low) rating from DBRS, unchanged from the second quarter of 2010.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2010 and December 31, 2009 incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes, accretion and other minor changes in assumptions have resulted in gains of $2.0 million and $7.6 million in the three and nine months ended September 30, 2010, respectively (three and nine months ended September 30, 2009 — $2.8 million and $8.1 million, respectively). The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at September 30, 2010 and December 31, 2009, respectively, are:

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)

	September 30, 2010	December 31, 2009
Probability weighted average coupon interest rate	0.8%	Nil
Weighted average discount rate	7.0%	7.9%
Expected repayments of long-term floating rate notes	2 3/4 to 18 1/2 years	3 1/2 to 19 years

Credit losses	MAV 2 eligible asset notes: 1% to 100%	MAV 2 eligible asset notes: nil to 100%
	MAV 2 IA Tracking notes: 25%	MAV 2 IA Tracking notes: 25%
	MAV 3 Class 9 TA Tracking notes: 1%	MAV 3 Class 9 TA Tracking notes: nil
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $76.8 million at September 30, 2010 (December 31, 2009 — $69.3 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	Original	Estimated
(in millions of Canadian dollars)	cost	fair value

As at January 1, 2010	$129.1	$69.3

Redemption of notes	(0.1)	—
Accretion	—	4.4
Change in market assumptions	—	3.1

As at September 30, 2010	$129.0	$76.8

Accretion and gains and losses from the redemption of notes and change in market assumptions are reported in “Other income and charges”.
B.	Financial risk management
The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, and the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

Financial derivatives or commodity instruments are used to mitigate financial risk and are not for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in Canada, the United States and other countries; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)
fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of partially mitigating volatility in net income by offsetting long-term FX gains and losses on long-term debt against gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Foreign exchange forward contracts

In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative was not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs. During the first quarter of 2009, CP unwound and settled US$25 million of the US$400 million currency forward for total proceeds of $4.5 million received in the second quarter of 2009. In the second quarter of 2009, a further US$275 million of the currency forward was unwound and settled for total proceeds of $26.6 million. During the the third quarter of 2009, CP unwound a further US$30 million for total proceeds of $3.0 million. During the second quarter of 2010, CP unwound the remaining US$70 million for total proceeds of $0.2 million.

For the three and nine months ended September 30, 2010, no gain or loss was reported. For the same periods in 2009, the Company recorded a net loss of $5.0 million and $21.8 million, respectively, inclusive of both realized and unrealized losses.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt.

Interest rate swaps

During the second quarter of 2010, the Company entered into interest rate swaps, classified as fair value hedges, for a notional amount of US$101.4 million. The swap agreements converted the Company’s outstanding fixed interest rate liability into variable rate liability for the 5.75% Notes due in May 2013. During the three months ended September 30, 2010, these swap agreements were unwound for a gain of $2.9 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Interest expense” until such time the 5.75% Notes are repaid. At September 30, 2010 and December 31, 2009, the Company had no outstanding interest rate swaps.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)
During the second quarter of 2009, CP unwound its outstanding fixed-to-floating interest rate swap, which converted a portion of its US$400 million 6.250% Notes to floating-rate debt, for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Interest expense” until such time the 6.250% Notes are repaid. Subsequently, in the second quarter of 2009, CP repurchased a portion of the underlying debt as part of a tender offer and recognized $6.5 million of the deferred gain to “Other income and charges” offsetting part of the loss on repurchase of debt recognized in the second quarter of 2009.

During the three and nine months ended September 30, 2010, the impact of settled interest rate swaps reduced interest expense in the three months ended September 30, 2010 by $1.4 million and $3.6 million for the nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $1.4 million and $4.5 million, respectively).

Treasury rate locks

At September 30, 2010, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.3 million (December 31, 2009 — $23.9 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in “Interest expense” and “Other comprehensive income” of $0.1 million for the three months ended September 30, 2010 and an increase of $1.6 million for the nine months ended September 30, 2010 (three and nine months ended September 30, 2009 — $0.1 million and $1.7 million, respectively).

Stock-based compensation expense management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs include tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”). As the share price appreciates, these instruments create increased compensation expense.

The Company entered into a Total Return Swap (“TRS”) to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. During 2009, the Company decided not to expand its TRS program.

“Compensation and benefits” expense included an unrealized gain on these swaps of $8.8 million for the three months ended September 30, 2010, and an unrealized gain of $9.2 million for the nine months ended September 30, 2010. For the same periods in 2009, the Company recorded an unrealized gain of $5.5 million and a net gain of $8.4 million which was inclusive of both realized losses and unrealized gains, respectively. During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. This cost had previously been recognized in “Compensation and benefits” expense and was settled in the second quarter of 2009. At September 30, 2010, the unrealized loss on the TRS of $9.0 million was included in “Accounts payable and accrued liabilities” (December 31, 2009 — $18.2 million).

Fuel price management

The Company is exposed to potential volatility in net income due to increases or decreases in the price of diesel. Volatility in diesel fuel prices can have a significant impact on the Company’s income.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)
The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for diesel and crude oil. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

At September 30, 2010, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 14.0 million US gallons during the period October 2010 to September 2011 at an average price of US$2.18 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At September 30, 2010, the unrealized gain on these futures contracts was $1.8 million and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss”. At December 31, 2009, the unrealized gain on these futures contracts was $2.5 million and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss”.

During the three months ended September 30, 2010, the impact of settled commodity swaps increased “Fuel” expense by $0.2 million as a result of realized losses on diesel swaps. During the nine months ended September 30, 2010, the impact of settled commodity swaps decreased “Fuel” expense by $1.4 million as a result of realized gains on diesel swaps.

For the three months ended September 30, 2009, the net impact of settled commodity swaps decreased “Fuel” expense by $1.5 million due to a combination of realized gains of $1.7 million from settled swaps, partially offset by realized losses of $0.2 million from settled FX forward contracts. For the nine months ended September 30, 2009, the net impact of settled commodity swaps increased “Fuel” expense by $3.3 million due to a combination of realized losses of $3.1 million from settled swaps and $0.2 million from settled FX forward contracts. Included in the settled swaps for the three and nine months ended September 30, 2009 were $0.1 million in realized gains from settled derivatives that were not designated as hedges.

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statement of Income and in comprehensive income for the three and nine months ended September 30, 2010 and 2009:

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)

				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
(in millions of Canadian dollars)	derivatives	on derivatives		income on derivatives
		For the three months		For the three months
		ended September 30		ended September 30
		2010	2009	2010	2009

Derivatives designated as hedging instruments
Effective portion
Crude oil swaps	Fuel expense	$—	$1.5	$—	$(1.9)
Diesel future contracts	Fuel expense	(0.2)	0.1	2.7	(0.5)
FX contracts on fuel	Fuel expense	—	(0.2)	—	—
Interest rate swap	Interest expense	1.4	1.4	—	—
Treasury rate locks	Interest expense	0.1	0.1	(0.1)	(0.1)

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	8.8	5.5	—	—
Heating oil crack spreads	Fuel expense	—	0.1	—	—
FX forward contracts	Other income and charges	—	(5.0)	—	—

		$10.1	$3.5	$2.6	$(2.5)

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
8	Financial instruments (continued)

				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
(in millions of Canadian dollars)	derivatives	on derivatives		income on derivatives
		For the nine months		For the nine months
		ended September 30		ended September 30
		2010	2009	2010	2009

Derivatives designated as hedging instruments
Effective portion
Crude oil swaps	Fuel expense	$—	$2.5	$—	$(1.6)
Diesel future contracts	Fuel expense	1.4	(5.7)	(0.7)	5.5
FX contracts on fuel	Fuel expense	—	(0.2)	—	(0.2)
Interest rate swap	Interest expense	3.6	4.5	—	—
	Other income and charges	—	6.5	—	—
Treasury rate locks	Interest expense	(1.6)	(1.7)	1.6	1.7

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	9.2	8.4	—	—
Heating oil crack spreads	Fuel expense	—	0.1
FX forward contracts	Other income and charges	—	(21.8)	—	—
Treasury rate locks	Interest expense	—	(0.7)	—	—

		$12.6	$(8.1)	$0.9	$5.4

At September 30, 2010, the Company expected that, during the next 12 months, $1.8 million of unrealized holding gains on diesel future contracts will be realized and recognized in the consolidated statement of income, reported in “Fuel” expense as a result of these derivatives being settled.
The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statement of Income and in comprehensive income for the three and nine months ended September 30, 2010 and 2009:

Effective portion
recognized in other
	Location of ineffective	Ineffective portion		comprehensive
	portion recognized in	recognized in income		income —
(in millions of Canadian dollars)	income	— gain (loss)		gain (loss)
		For the three months		For the three months
		ended September 30		ended September 30
		2010	2009	2010	2009

FX on LTD within net investment hedge	Other income and charges	$—	$(1.4)	$56.6	$135.6

Effective portion
	Location of ineffective			recognized in other
	portion recognized in	Ineffective portion		comprehensive
(in millions of Canadian dollars)	income	recognized in income		income
		For the nine months		For the nine months
		ended September 30		ended September 30
		2010	2009	2010	2009

FX on LTD within net investment hedge	Other income and charges	$2.6	$(6.3)	$31.4	$221.2

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
9	Stock-based compensation

At September 30, 2010, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three and nine months ended September 30, 2010 of $27.5 million and $58.3 million, respectively (three and nine months ended September 30, 2009 — $12.6 million and $50.4 million, respectively).

Tandem stock appreciation rights (“TSARs”)

In the first nine months of 2010, under CP’s stock option plans, the Company issued 812,900 TSARs at the weighted average exercise price of $51.81 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these TSARs may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value at the grant date was $11.6 million for TSARs issued in the first nine months of 2010 (first nine months of 2009 — $5.4 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2010	2009

Grant price	$51.81	$36.29

Expected life (years) (1)	6.25	5.00
Risk-free interest rate (2)	2.74%	2.14%
Expected stock price volatility (3)	30%	30%
Expected annual dividends per share (4)	$0.99	$0.99
Weighted average fair value of TSARs granted during the period	$14.27	$7.24

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4)	Based on the annualized dividend rate on the date of grant.
Regular options

In the first nine months of 2010, under CP’s stock option plans, the Company issued 31,900 regular options at the weighted average exercise price of $57.10 per share, based on the closing price on the grant date.

Under the fair value method, the fair value at the grant date was $0.5 million for options issued in the first nine months of 2010 (first nine months of 2009 — $nil).

Performance share unit (“PSU”) plan

In the first nine months of 2010, the Company issued 328,020 PSUs with a grant date fair value of $15.4 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
10	Long-term debt

During the third quarter of 2010, the Company issued US$350 million of 4.45% Notes due March 15, 2023. Net proceeds from this offering were $355.2 million and were used to make a voluntary prepayment to the Company’s main Canadian defined benefit pension plan. The notes are unsecured and carry a negative pledge.

11	Pensions and other benefits

In the three months and nine months ended September 30, 2010, the Company made contributions of $654.8 million and $833.2 million, respectively (2009 — $20.6 million and $64.3 million, respectively) to its defined benefit pension plans. The contributions made in the third quarter of 2010 included, at the Company’s option, a $650 million prepayment to the Company’s main Canadian defined benefit pension plan.

Net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2010, included the following components:

	For the three months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2010	2009	2010	2009

Current service cost (benefits earned by employees in the period)	$21.6	$16.8	$3.9	$3.5
Interest cost on benefit obligation	116.1	120.5	7.0	7.2
Expected return on fund assets	(149.6)	(139.3)	(0.2)	(0.2)
Recognized net actuarial loss	17.8	1.7	1.3	0.7
Amortization of prior service costs	3.3	5.7	(0.4)	(0.3)

Net periodic benefit cost	$9.2	$5.4	$11.6	$10.9

		For the nine months
		ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2010	2009	2010	2009

Current service cost (benefits earned by employees in the period)	$64.8	$50.6	$11.7	$10.8
Interest cost on benefit obligation	348.3	361.8	21.0	21.9
Expected return on fund assets	(448.8)	(418.3)	(0.6)	(0.7)
Recognized net actuarial loss	53.4	5.5	3.9	2.6
Amortization of prior service costs	9.9	17.1	(1.2)	(1.1)
Settlement gain (1)	—	—	—	(8.7)

Net periodic benefit cost	$27.6	$16.7	$34.8	$24.8

(1)	Settlement gains resulted from certain post-retirement benefit obligations being assumed by a U.S. national multi-employer benefit plan.
12	Interest paid

Interest paid in the nine months ended September 30, 2010, included an amount previously accrued of $71.7 million in relation to a long-term debt that matured in June 2010.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
13	Variable interest entities

The Company leases equipment from certain trusts, which have been determined to be variable interest entities financed by a combination of debt and equity provided by unrelated third parties. The lease agreements, which are classified as operating leases, have a fixed price purchase option which create the Company’s variable interest and result in the trusts being considered variable interest entities. These fixed price purchase options are set at the estimated fair market value as determined at the inception of the lease and could provide the Company with potential gains. These options are considered variable interests, however, they are not expected to provide a significant benefit to the Company.

Responsibility for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards is the Company’s. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.

The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2010 lease payments after tax will amount to $9.8 million. Future minimum lease payments, before tax, of $245.8 million will be payable over the next 20 years (Note 14).

The Company does not guarantee the residual value of the assets to the lessor, however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.

As the Company’s actions and decisions do not significantly effect the variable interest entities’ performance, and the Company’s fixed purchase price option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities. As the leases are considered to be operating leases, the Company does not recognize any balances in the Consolidated Balance Sheet in relation to the variable interest entities.

14	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2010, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At September 30, 2010, the Company had committed to total future capital expenditures amounting to $231.8 million and operating expenditures amounting to $1,639.6 million for the years 2010-2028.

Operating lease commitments

At September 30, 2010, minimum payments under operating leases were estimated at $827.5 million in aggregate, with annual payments in each of the next five years of: balance of 2010 — $37.8 million; 2011 — $132.4 million; 2012 — $120.2 million; 2013 — $104.6 million; 2014 — $78.2 million.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
14	Commitments and contingencies (continued)

Environmental remediation accruals

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2020.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” and to “Purchased services and other” within operating expenses. The amount charged to income in the three and nine months ended September 30, 2010 was $1.2 million and $2.7 million respectively (three and nine months ended September 30, 2009 — charges of $0.8 million and $2.4 million, respectively).

Guarantees

At September 30, 2010, the Company had residual value guarantees on operating lease commitments of $166.7 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company accrues for all guarantees that it expects to pay. At September 30, 2010, these accruals amounted to $8.8 million.

15	Reconciliation of U.S. GAAP to Canadian GAAP

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The material differences between U.S. GAAP and Canadian generally accepted accounting principles (“Canadian GAAP”) as they relate to the Company are explained and quantified below, along with their effect on the Company’s Consolidated Statement of Income and Consolidated Balance Sheet.
(a)	Accounting for derivative instruments and hedging: The measurement and recognition rules for derivative instruments and hedging under Canadian GAAP are largely harmonized with U.S. GAAP. However, under Canadian GAAP, only the ineffective portion of a net investment hedge that represents an over hedge is recognized in income, whereas under U.S. GAAP, any ineffective portion is recognized in income immediately.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)
(b)	Pensions and post-retirement benefits: The Company is required to recognize the over or under funded status of defined benefit pension and other post-retirement benefit plans on the balance sheet under U.S. GAAP. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected benefit obligation for pension plans and the accumulated benefit obligation for other post-retirement benefit plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive income (“OCI”), net of tax. Under Canadian GAAP the over or under funded status of defined benefit pension and post-retirement benefit plans is not recognized in the balance sheet. Canadian GAAP recognizes an asset for contributions made in excess of amounts recognized as expense in the Consolidated Statement of Income and a liability when contributions are less than amounts recognized as expense.

Prior service costs are amortized under Canadian GAAP and U.S. GAAP. However, the period over which costs related to events before 2000 are amortized differs between Canadian GAAP and U.S. GAAP.

(c)	Post-employment benefits: Post-employment benefits are covered by the CICA Section 3461 “Employee Future Benefits”. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses if they fall outside of the corridor. Under U.S. GAAP, such gains and losses on post-employment benefits that do not vest or accumulate are included immediately in income.

(d)	Termination and severance benefits: Termination and severance benefits are covered by the CICA Section 3461 “Employee Future Benefits” and the CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and was being amortized to income. During the first quarter of 2009 this transitional asset was fully amortized. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

(e)	Stock-based compensation: U.S. GAAP requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, TSARs, PSUs, RSUs, and DSUs. TSARs, PSUs, RSUs, and DSUs are subsequently re-measured at fair value each reporting period. Under Canadian GAAP, liability awards that are settled, such as TSARs, PSUs, RSUs and DSUs, are accounted for using the intrinsic method. U.S. GAAP also requires that CP accounts for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur.

(f)	Internal use software: Under U.S. GAAP certain costs, including preliminary project phase costs, are expensed as incurred. These costs are capitalized and depreciated under Canadian GAAP.

(g)	Capitalization of interest: U.S. GAAP requires interest costs to be capitalized for all qualifying capital programs. Under Canadian GAAP capitalization of interest is a policy choice and the Company expenses interest related to capital projects undertaken during the year unless specific debt is attributed to a capital program. Differences in GAAP result in additional capitalization of interest under U.S. GAAP and subsequent related depreciation.

(h)	Joint venture: The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. Until April 1, 2009, the Company accounted for its joint-venture interest in the DRTP under Canadian GAAP using the proportionate consolidation method. During the second quarter of 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. Effective April 1, 2009, the Company discontinued proportionate consolidation and accounts for its remaining investment in the DRTP under the equity method of accounting. U.S. GAAP requires the equity method of accounting to be applied to interests in joint ventures. This had no effect on net income as it represents a classification difference within the Consolidated Statement of Income and Consolidated Balance Sheet for periods prior to April, 2009.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)
(i)	Long-term debt: Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other. U.S. GAAP does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into contracts with a financial institution resulting in a receivable amount and long-term debt payable. In the second quarter of 2010, these contracts were unwound eliminating this difference.

As well, transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately with “Other assets”.

(j)	Capital leases: Under U.S. GAAP, certain leases, which are recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases. These relate to equipment leases, previously recorded as operating leases under Canadian and U.S. GAAP, which were renewed within the last 25 percent of the equipment’s useful life.

(k)	Investment tax credits: Under U.S. GAAP investment tax credits are credited against income tax expense whereas under Canadian GAAP these tax credits are offset against the related operating expense. There is no impact to net income as a result of this GAAP difference. In addition, U.S. GAAP includes investment tax credit carryforwards within “Deferred income taxes” on the balance sheet while these are included in “Other assets” under Canadian GAAP.

(l)	Gain on sale of significant properties: Under U.S. GAAP these gains are credited against operating expenses while Canadian GAAP permits recognition of these gains after operating income.

(m)	Cash flows: There are no material differences between cash flows under U.S. GAAP and Canadian GAAP.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

Comparative income statement

Consolidated net income is reconciled from Canadian to U.S. GAAP below:

(in millions of Canadian dollars, except per share data)	Three months ended September 30
	2010			2009
	Canadian	U.S. GAAP	U.S.	Canadian	U.S. GAAP	U.S.
	GAAP	adjustments	GAAP	GAAP(1)	adjustments	GAAP
Revenues
Freight (h)	$1,250.8	$—	$1,250.8	$1,086.6	$—	$1,086.6
Other (h)	35.4	—	35.4	34.9	(3.4)	31.5

	1,286.2	—	1,286.2	1,121.5	(3.4)	1,118.1

Operating expenses
Compensation and benefits (b, c, d, e, f)	366.6	(1.4)	365.2	321.4	1.0	322.4
Fuel	166.1	—	166.1	134.0	—	134.0
Materials (f)	38.9	4.3	43.2	46.5	(1.2)	45.3
Equipment rents (j)	53.2	0.4	53.6	51.2	0.3	51.5
Depreciation and amortization (f, g, h, j, k)	123.5	0.4	123.9	118.3	3.3	121.6
Purchased services and other (c, f, h, k)	200.9	(4.4)	196.5	185.6	(6.1)	179.5
Gain on sale of significant properties (l)	—	—	—	—	(79.1)	(79.1)

	949.2	(0.7)	948.5	857.0	(81.8)	775.2

Operating income	337.0	0.7	337.7	264.5	78.4	342.9

Gain on sale of significant properties (l)	—	—	—	79.1	(79.1)	—
Less:
Other (income) and charges (a)	3.2	(2.2)	1.0	0.1	1.2	1.3
Interest expense (g, j)	59.9	0.7	60.6	64.7	(9.7)	55.0

Income before income tax expense	273.9	2.2	276.1	278.8	7.8	286.6

Income tax expense (recovery) (k) (2)	79.8	(1.0)	78.8	80.4	(3.1)	77.3

Net income	$194.1	$3.2	$197.3	$198.4	$10.9	$209.3

Basic earnings per share	$1.15	$0.02	$1.17	$1.19	$0.06	$1.25

Diluted earnings per share	$1.15	$0.02	$1.17	$1.18	$0.06	$1.24

(1)	Restated for the Company’s changes in accounting policies in relation to the accounting for rail grinding, discussed in Note 2 to these consolidated financial statements, and for locomotive overhauls and amortization of pension plan amendments for unionized employees, discussed in Note 2 of the Company’s 2009 annual consolidated financial statements. In addition, certain revenue and operating expense items have been reclassified in order to be consistent with U.S. GAAP presentation.

(2)	Adjustment for income tax expense (recovery) includes the tax effect of other U.S. to Canadian GAAP differences, in addition to the impact of difference (k) Investment tax credits.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

Comparative income statement

Consolidated net income is reconciled from Canadian to U.S. GAAP below:

(in millions of Canadian dollars, except per share data)	Nine months ended September 30
	2010			2009
	Canadian	U.S. GAAP	U.S.	Canadian	U.S. GAAP	U.S.
	GAAP	adjustments	GAAP	GAAP(1)	adjustments	GAAP
Revenues
Freight (h)	$3,591.2	$—	$3,591.2	$3,166.5	$(2.5)	$3,164.0
Other (h)	96.0	—	96.0	121.2	(26.2)	95.0

	3,687.2	—	3,687.2	3,287.7	(28.7)	3,259.0

Operating expenses
Compensation and benefits (b, c, d, e, f)	1,061.0	7.7	1,068.7	965.2	24.7	989.9
Fuel	525.7	—	525.7	422.7	—	422.7
Materials (f)	149.5	8.7	158.2	175.1	0.4	175.5
Equipment rents (j)	156.5	1.0	157.5	172.0	1.0	173.0
Depreciation and amortization (f, g, h, j, k)	366.7	1.7	368.4	357.1	3.9	361.0
Purchased services and other (c, f, h, k)	603.7	(13.4)	590.3	565.9	(12.5)	553.4
Gain on sale of significant properties (l)	—	—	—	—	(79.1)	(79.1)

	2,863.1	5.7	2,868.8	2,658.0	(61.6)	2,596.4

Operating income	824.1	(5.7)	818.4	629.7	32.9	662.6

Gain on sale of significant properties (l)	—	—	—	79.1	(79.1)	—
Gain on sale of partnership interest	—	—	—	81.2	—	81.2
Less:
Other (income) and charges (a)	(2.4)	(4.9)	(7.3)	21.8	(2.4)	19.4
Interest expense (g, j)	196.4	(4.3)	192.1	210.4	(11.2)	199.2

Income before income tax expense	630.1	3.5	633.6	557.8	(32.6)	525.2

Income tax expense (recovery) (k) (2)	168.1	0.6	168.7	142.4	(21.0)	121.4

Net income	$462.0	$2.9	$464.9	$415.4	$(11.6)	$403.8

Basic earnings per share	$2.74	$0.02	$2.76	$2.51	$(0.07)	$2.44

Diluted earnings per share	$2.73	$0.02	$2.75	$2.50	$(0.07)	$2.43

(1)	Restated for the Company’s changes in accounting policies in relation to the accounting for rail grinding, discussed in Note 2 to these consolidated financial statements, and for locomotive overhauls and amortization of pension plan amendments for unionized employees, discussed in Note 2 of the Company’s 2009 annual consolidated financial statements. In addition, certain revenue and operating expense items have been reclassified in order to be consistent with U.S. GAAP presentation.

(2)	Adjustment for income tax expense (recovery) includes the tax effect of other U.S. to Canadian GAAP differences, in addition to the impact of difference (k) Investment tax credits.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

Consolidated balance sheet

The Consolidated Balance Sheet is reconciled from Canadian to U.S. GAAP below:

(in millions of Canadian dollars)	September 30, 2010			December 31, 2009
	Canadian	U.S. GAAP	U.S.	Canadian	U.S. GAAP	U.S.
	GAAP	adjustments	GAAP	GAAP(1)	adjustments	GAAP
Assets
Current assets
Cash and cash equivalents	$267.8	$—	$267.8	$679.1	$—	$679.1
Accounts receivable, net (i)	533.3	—	533.3	441.0	214.1	655.1
Materials and supplies	124.5	—	124.5	132.7	—	132.7
Deferred income taxes	103.8	—	103.8	128.1	—	128.1
Other current assets	54.8	—	54.8	46.5	—	46.5

	1,084.2	—	1,084.2	1,427.4	214.1	1,641.5

Investments	154.6	—	154.6	156.7	—	156.7
Net properties (e, f, g, j)	11,861.3	95.9	11,957.2	11,878.8	99.7	11,978.5
Goodwill and intangible assets	196.8	—	196.8	202.3	—	202.3
Other assets (b, i, k)	2,676.3	(2,538.3)	138.0	1,777.2	(1,601.4)	175.8

Total assets	$15,973.2	$(2,442.4)	$13,530.8	$15,442.4	$(1,287.6)	$14,154.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (e)	$1,025.2	$13.5	$1,038.7	$990.9	$9.8	$1,000.7
Long-term debt maturing within one year (i, j)	42.3	(0.9)	41.4	392.1	213.2	605.3

	1,067.5	12.6	1,080.1	1,383.0	223.0	1,606.0

Pension and other benefits liabilities (b, c)	—	585.3	585.3	—	1,453.9	1,453.9
Other long-term liabilities (b, c, e)	795.0	(322.6)	472.4	790.2	(310.3)	479.9
Long-term debt (i, j)	4,439.1	(50.1)	4,389.0	4,102.7	35.5	4,138.2
Future / deferred income taxes (b, c, e, f, g, j, k)	2,668.7	(736.5)	1,932.2	2,523.2	(704.5)	1,818.7

Total liabilities	8,970.3	(511.3)	8,459.0	8,799.1	697.6	9,496.7

Shareholders’ equity
Share capital (e)	1,779.8	26.1	1,805.9	1,746.4	24.7	1,771.1
Contributed surplus / Additional paid-in capital (e)	29.8	(4.3)	25.5	33.5	(2.7)	30.8
Accumulated other comprehensive income (loss) (a, b)	52.0	(1,744.5)	(1,692.5)	51.1	(1,795.8)	(1,744.7)
Retained income / earnings (a, b, c, e, f, g, j)	5,141.3	(208.4)	4,932.9	4,812.3	(211.4)	4,600.9

	7,002.9	(1,931.1)	5,071.8	6,643.3	(1,985.2)	4,658.1

Total liabilities and shareholders’ equity	$15,973.2	$(2,442.4)	$13,530.8	$15,442.4	$(1,287.6)	$14,154.8

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

(1)	Restated for the Company’s changes in accounting policies in relation to the accounting for rail grinding, discussed in Note 2 to these consolidated financial statements, and for locomotive overhauls and amortization of pension plan amendments for unionized employees, discussed in Note 2 of the Company’s 2009 annual consolidated financial statements. In addition, certain items have been reclassified in order to be consistent with U.S. GAAP presentation.
Disclosures required by Canadian GAAP

Future accounting changes

U.S. GAAP / International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, SEC registrants were to adopt U.S. GAAP on or before this date. Commencing on January 1, 2010, CP adopted U.S. GAAP for its financial reporting, which is consistent with the reporting of other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards:

Business Combinations, Section 1582

This section which replaces the former Section 1581 “Business Combinations” and provides the Canadian equivalent to IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and to recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.

Consolidated Financial Statements, Section 1601 and Non-controlling Interests, Section 1602

These two sections replace Section 1600 “Consolidated Financial Statements”. Section 1601 “Consolidated Financial Statements” carries forward guidance from Section 1600 “Consolidated Financial Statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling Interests”, requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011 and therefore will not impact the Company as it has adopted U.S. GAAP for financial reporting.

Capital disclosures

The Company’s objectives when managing its capital are:
•	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

•	to manage capital in a manner which balances the interests of equity and debt holders;

•	to manage capital in a manner that will maintain compliance with its financial covenants;

•	to manage its long-term financing structure to maintain its investment grade rating; and

•	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
The Company defines its capital as follows:
•	shareholders’ equity;

•	long-term debt, including the current portion thereof; and

•	short-term borrowing.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may, among other things, adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, and/or issue new debt to replace existing debt with different characteristics.

The Company monitors capital using a number of key financial metrics, including:
•	debt to total capitalization; and

•	interest coverage ratio.
The calculations for the aforementioned key financial metrics are as follows:

Debt to total capitalization

Debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest coverage ratio

Interest coverage ratio is measured, on a twelve month rolling basis, as adjusted EBIT divided by interest expense. Adjusted EBIT excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/asset-backed commercial paper (“ABCP”), the gains on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and foreign exchange gains and losses on long-term debt, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures and do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(unaudited)
15	Reconciliation of U.S. GAAP to Canadian GAAP (continued)

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions of Canadian dollars, U.S. GAAP)			September 30,
			2009 Restated
	Guidelines	September 30, 2010	(See Note 2)

Long-term debt		$4,389.0	$3,732.6
Long-term debt maturing within one year		41.4	600.0
Short-term borrowing		—	57.7

Total debt		$4,430.4	$4,390.3

Shareholders’ equity		$5,071.8	$5,065.5
Total debt		4,430.4	4,390.3

Total debt plus equity		$9,502.2	$9,455.8

Operating income for the twelve months ended September 30		$985.9	$949.8

Gain on sale of significant properties		—	(79.1)
Loss on termination of lease with shortline railway		54.5	—
Other income and charges		14.3	(22.2)
Gain in long-term floating rate notes/ABCP		(3.1)	(6.3)
Foreign exchange gain on long-term debt		(10.8)	(0.5)
Equity income in DM&E		—	10.4

Adjusted EBIT(1)(2) for the twelve months ended September 30		$1,040.8	$852.1

Total debt		$4,430.4	$4,390.3
Total debt plus equity		$9,502.2	$9,455.8

Total debt to total capitalization	No more than 50.0%	46.6%	46.4%

Adjusted EBIT(1)(2)		$1,040.8	$852.1
Interest expense(2)		$260.5	$272.3

Interest coverage ratio(1)(2)	No less than 4.0	4.0	3.1

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The amount is calculated on a twelve month rolling basis.
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. The interest coverage ratio has improved during the twelve-month period ended September 30, 2010 due to an increase in year-over-year adjusting earnings and a reduction in year-over-year interest expense.

The Company is subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

16	Reclassification of comparative figures

Certain comparative figures have been reclassified in order to be consistent with the 2010 presentation.

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on pages 2 and 3)

Third Quarter					Year-to-date
2010	2009(1)	Fav/(Unfav)%			2010	2009(1)	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$1,250.8	$1,086.6	$164.2	15.1	Freight revenue	$3,591.2	$3,164.0	$427.2	13.5
35.4	31.5	3.9	12.4	Other revenue	96.0	95.0	1.0	1.1

1,286.2	1,118.1	168.1	15.0		3,687.2	3,259.0	428.2	13.1

				Operating expenses
365.2	322.4	(42.8)	(13.3)	Compensation and benefits	1,068.7	989.9	(78.8)	(8.0)
166.1	134.0	(32.1)	(24.0)	Fuel	525.7	422.7	(103.0)	(24.4)
43.2	45.3	2.1	4.6	Materials	158.2	175.5	17.3	9.9
53.6	51.5	(2.1)	(4.1)	Equipment rents	157.5	173.0	15.5	9.0
123.9	121.6	(2.3)	(1.9)	Depreciation and amortization	368.4	361.0	(7.4)	(2.0)
196.5	179.5	(17.0)	(9.5)	Purchased services and other	590.3	553.4	(36.9)	(6.7)
—	(79.1)	(79.1)	(100.0)	Gain on sale of significant properties	—	(79.1)	(79.1)	(100.0)

948.5	775.2	(173.3)	(22.4)		2,868.8	2,596.4	(272.4)	(10.5)

337.7	342.9	(5.2)	(1.5)	Operating income	818.4	662.6	155.8	23.5

—	—	—	—	Gain on sale of partnership interest	—	81.2	(81.2)	(100.0)

				Less:
1.0	1.3	0.3	23.1	Other (income) and charges	(7.3)	19.4	26.7	137.6
60.6	55.0	(5.6)	(10.2)	Interest expense	192.1	199.2	7.1	3.6

276.1	286.6	(10.5)	(3.7)	Income before income tax expense	633.6	525.2	108.4	20.6
78.8	77.3	(1.5)	(1.9)	Income tax expense	168.7	121.4	(47.3)	(39.0)

$197.3	$209.3	$(12.0)	(5.7)	Net income	$464.9	$403.8	$61.1	15.1

$1.17	$1.25	$(0.08)	(6.4)	Basic earnings per share	$2.76	$2.44	$0.32	13.1

$1.17	$1.24	$(0.07)	(5.6)	Diluted earnings per share	$2.75	$2.43	$0.32	13.2

				Shares Outstanding
168.8	168.1	0.7	0.4	Weighted average (avg) number of shares outstanding (millions)	168.6	165.7	2.9	1.8
169.3	168.7	0.6	0.4	Weighted avg number of diluted shares outstanding (millions)	169.0	166.0	3.0	1.8

				Foreign Exchange
0.96	0.90	(0.06)	(6.7)	Average foreign exchange rate (US$/Canadian$)	0.96	0.85	(0.11)	(12.9)
1.04	1.11	(0.07)	(6.3)	Average foreign exchange rate (Canadian$/US$)	1.04	1.18	(0.14)	(11.9)

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

Summary of Rail Data (Page 2)
Adjusted Earnings Performance — Quarter
Non-GAAP Measures

									%
	Third Quarter 2010				Third Quarter 2009(1)				Adjusted
	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted	(Non-GAAP)(2)
In millions, except per share data	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)	Fav/(Unfav)

Revenues	$1,286.2	$—		$1,286.2	$1,118.1	$—		$1,118.1	15.0
Expenses	948.5	—		948.5	775.2	(79.1	)(6)	854.3	(11.0)

Operating income	337.7	—		337.7	342.9	(79.1)		263.8	28.0
Less:
Other (income) and charges	1.0	0.6	(3)	0.4	1.3	1.7	(7)	(0.4)	—
Interest expense	60.6	—		60.6	55.0	—		55.0	(10.2)

Income before income tax expense	276.1	0.6		276.7	286.6	(77.4)		209.2	32.3
Income tax expense	78.8	6.8	(4)	72.0	77.3	29.0	(8)	48.3	(49.1)

Net income	$197.3	$7.4		$204.7 (5)	$209.3	$(48.4)		$160.9 (5)	27.2

Operating ratio (%)	73.7	—		73.7	69.3	(7.1)		76.4	270 bps

Basic earnings per share	$1.17	$0.04		$1.21	$1.25	$(0.29)		$0.96	26.0
Diluted earnings per share	$1.17	$0.04		$1.21	$1.24	$(0.29)		$0.95	27.4

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies.

(3)	To exclude the gain in fair value of long-term floating rate notes of $0.4 million due to short-term market changes and a loss in foreign exchange on long-term debt (FX on LTD) of $1.0 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(4)	To exclude the tax expense associated with the gain in fair value of long-term floating rate notes of $0.1 million and the tax expense associated with the loss on FX on LTD of $6.7 million.

(5)	These adjusted figures are also referred to as “Income, before FX on LTD and other specified items”.

(6)	To exclude the gain of $79.1 million before tax which arose from the sale of significant properties.

(7)	To exclude the gain in fair value of long-term floating rate notes of $1.6 million due to short-term market changes and a loss in FX on LTD of $3.3 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(8)	To exclude the tax expense associated with the gain on sale of significant properties of $11.0 million, the tax expense associated with the gain in fair value of long-term floating rate notes of $0.3 million and the tax expense associated with the loss on FX on LTD of $17.7 million.

Summary of Rail Data (Page 3)
Adjusted Earnings Performance — Year-to-date
Non-GAAP Measures

									%
	Year-to-date 2010				Year-to-date 2009(1)				Adjusted
	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted	(Non-GAAP)(2)
In millions, except per share data	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)	(GAAP)	Fav/(Unfav)		(Non-GAAP)(2)	Fav/(Unfav)

Revenues	$3,687.2	$—		$3,687.2	$3,259.0	$—		$3,259.0	13.1
Expenses	2,868.8	—		2,868.8	2,596.4	(79.1	)(6)	2,675.5	(7.2)

Operating income	818.4	—		818.4	662.6	(79.1)		583.5	40.3
Gain on sale of partnership interest	—	—		—	81.2	(81.2	)(7)	—	—
Less:
Other (income) and charges	(7.3)	(6.3	)(3)	(1.0)	19.4	(2.3	)(8)	21.7	—
Interest expense	192.1	—		192.1	199.2	—		199.2	3.6

Income before income tax expense	633.6	(6.3)		627.3	525.2	(162.6)		362.6	73.0
Income tax expense	168.7	5.5	(4)	163.2	121.4	51.5	(9)	69.9	(133.5)

Net income	$464.9	$(0.8)		$464.1 (5)	$403.8	$(111.1)		$292.7 (5)	58.6

Operating ratio (%)	77.8	—		77.8	79.7	(2.4)		82.1	430 bps

Basic earnings per share	$2.76	$(0.01)		$2.75	$2.44	$(0.67)		$1.77	55.4
Diluted earnings per share	$2.75	$—		$2.75	$2.43	$(0.67)		$1.76	56.3

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies.

(3)	To exclude the gain in fair value of long-term floating rate notes of $3.1 million due to short-term market changes and a gain in foreign exchange on long-term debt (FX on LTD) of $3.2 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(4)	To exclude the tax expense associated with the gain in fair value of long-term floating rate notes of $0.9 million and the tax expense associated with the gain on FX on LTD of $4.6 million.

(5)	These adjusted figures are also referred to as “Income, before FX on LTD and other specified items”.

(6)	To exclude the gain of $79.1 million before tax which arose from the sale of significant properties.

(7)	To exclude the gain of $81.2 million before tax which arose from the partial sale of the investment in the Detroit River Tunnel Partnership (“DRTP”).

(8)	To exclude the gain in fair value of long-term floating rate notes of $6.3 million due to short-term market changes and a loss in FX on LTD of $4.0 million in order to eliminate the impact of volatile short-term exchange rate fluctuations.

(9)	To exclude the tax expense associated with the partial sale of the investment in DRTP of $12.5 million, the tax expense associated with the sale of significant properties of $11.0 million, the tax expense associated with the gain in fair value of long- term floating rate notes of $1.8 million and the tax expense associated with the loss on FX on LTD of $26.2 million.

Summary of Rail Data (Page 4)

Third Quarter					Year-to-date
2010	2009	Fav/(Unfav)%			2010	2009	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$300.2	$281.2	$19.0	6.8	- Grain	$835.9	$843.5	$(7.6)	(0.9)
118.4	119.7	(1.3)	(1.1)	- Coal	365.6	331.5	34.1	10.3
110.1	81.4	28.7	35.3	- Sulphur and fertilizers	342.8	224.2	118.6	52.9
47.1	45.8	1.3	2.8	- Forest products	134.7	133.3	1.4	1.1
240.3	195.5	44.8	22.9	- Industrial and consumer products	662.8	580.9	81.9	14.1
74.5	59.6	14.9	25.0	- Automotive	241.1	161.4	79.7	49.4
360.2	303.4	56.8	18.7	- Intermodal	1,008.3	889.2	119.1	13.4

$1,250.8	$1,086.6	$164.2	15.1	Total Freight Revenues	$3,591.2	$3,164.0	$427.2	13.5

				Millions of Revenue Ton-Miles (RTM)
8,842	8,458	384	4.5	- Grain	25,781	25,682	99	0.4
4,631	4,784	(153)	(3.2)	- Coal	14,207	12,504	1,703	13.6
3,997	2,747	1,250	45.5	- Sulphur and fertilizers	12,724	6,646	6,078	91.5
1,241	1,216	25	2.1	- Forest products	3,894	3,372	522	15.5
5,897	4,570	1,327	29.0	- Industrial and consumer products	15,950	12,891	3,059	23.7
461	417	44	10.6	- Automotive	1,566	1,127	439	39.0
6,848	5,829	1,019	17.5	- Intermodal	19,423	17,256	2,167	12.6

31,917	28,021	3,896	13.9	Total RTMs	93,545	79,478	14,067	17.7

				Freight Revenue per RTM (cents)
3.40	3.32	0.08	2.4	- Grain	3.24	3.28	(0.04)	(1.2)
2.56	2.50	0.06	2.4	- Coal	2.57	2.65	(0.08)	(3.0)
2.75	2.96	(0.21)	(7.1)	- Sulphur and fertilizers	2.69	3.37	(0.68)	(20.2)
3.80	3.77	0.03	0.8	- Forest products	3.46	3.95	(0.49)	(12.4)
4.07	4.28	(0.21)	(4.9)	- Industrial and consumer products	4.16	4.51	(0.35)	(7.8)
16.16	14.29	1.87	13.1	- Automotive	15.40	14.32	1.08	7.5
5.26	5.21	0.05	1.0	- Intermodal	5.19	5.15	0.04	0.8
3.92	3.88	0.04	1.0	Total Freight Revenue per RTM	3.84	3.98	(0.14)	(3.5)

				Carloads (thousands)
119.9	117.6	2.3	2.0	- Grain	349.0	348.4	0.6	0.2
83.2	84.2	(1.0)	(1.2)	- Coal	253.8	221.2	32.6	14.7
41.8	29.7	12.1	40.7	- Sulphur and fertilizers	129.3	76.9	52.4	68.1
18.2	17.4	0.8	4.6	- Forest products	53.0	50.4	2.6	5.2
106.4	86.6	19.8	22.9	- Industrial and consumer products	294.8	253.3	41.5	16.4
32.3	27.2	5.1	18.8	- Automotive	103.3	70.8	32.5	45.9
283.9	239.7	44.2	18.4	- Intermodal	803.9	721.9	82.0	11.4

685.7	602.4	83.3	13.8	Total Carloads	1,987.1	1,742.9	244.2	14.0

				Freight Revenue per Carload
$2,504	$2,391	$113	4.7	- Grain	$2,395	$2,421	$(26)	(1.1)
1,423	1,422	1	0.1	- Coal	1,441	1,499	(58)	(3.9)
2,634	2,741	(107)	(3.9)	- Sulphur and fertilizers	2,651	2,915	(264)	(9.1)
2,588	2,632	(44)	(1.7)	- Forest products	2,542	2,645	(103)	(3.9)
2,258	2,258	—	—	- Industrial and consumer products	2,248	2,293	(45)	(2.0)
2,307	2,191	116	5.3	- Automotive	2,334	2,280	54	2.4
1,269	1,266	3	0.2	- Intermodal	1,254	1,232	22	1.8

$1,824	$1,804	$20	1.1	Total Freight Revenue per Carload	$1,807	$1,815	$(8)	(0.4)

Summary of Rail Data (Page 5)

Third Quarter					Year-to-date
2010	2009(1)	Fav/(Unfav)%			2010	2009(1)	Fav/(Unfav)%

				Operations Performance

1.56	1.44	(0.12)	(8.3)	Total operating expenses per GTM (cents)(2)	1.59	1.68	0.09	5.4
1.56	1.60	0.04	2.5	Adjusted operating expenses exclusive of land sales per GTM (cents)(2)(3)	1.59	1.75	0.16	9.1

60,969	53,709	7,260	13.5	Freight gross ton-miles (GTM) (millions)	180,259	154,277	25,982	16.8
9,967	8,562	1,405	16.4	Train miles (000)	29,444	25,860	3,584	13.9

16,046	15,420	(626)	(4.1)	Average number of active employees — Total	15,401	15,209	(192)	(1.3)
13,961	13,352	(609)	(4.6)	Average number of active employees — Expense	13,866	13,669	(197)	(1.4)
16,042	15,416	(626)	(4.1)	Number of employees at end of period — Total	16,042	15,416	(626)	(4.1)
13,950	13,371	(579)	(4.3)	Number of employees at end of period — Expense	13,950	13,371	(579)	(4.3)
1.12	1.09	(0.03)	(2.8)	U.S. gallons of locomotive fuel per 1,000 GTMs — freight & yard	1.16	1.19	0.03	2.5
67.9	58.1	(9.8)	(16.9)	U.S. gallons of locomotive fuel consumed — total (millions)(4)	207.7	181.9	(25.8)	(14.2)
2.34	2.07	(0.27)	(13.0)	Average fuel price (U.S. dollars per U.S. gallon)	2.44	1.97	(0.47)	(23.9)

				Fluidity Data (including DM&E)
19.6	n/a	—	—	Average terminal dwell — AAR definition (hours)	21.2	n/a	—	—
23.0	n/a	—	—	Average train speed — AAR definition (mph)	23.1	n/a	—	—
146.8	n/a	—	—	Car miles per car day	141.7	n/a	—	—
55.1	n/a	—	—	Average daily active cars on-line (000)	56.9	n/a	—	—
1,002	n/a	—	—	Average daily active road locomotives on-line	1,005	n/a	—	—

				Fluidity Data (excluding DM&E)
19.6	20.7	1.1	5.3	Average terminal dwell — AAR definition (hours)	21.2	21.5	0.3	1.4
24.1	25.7	(1.6)	(6.2)	Average train speed — AAR definition (mph)	24.3	25.7	(1.4)	(5.4)
159.2	147.1	12.1	8.2	Car miles per car day	154.4	144.0	10.4	7.2
48.3	44.5	(3.8)	(8.5)	Average daily active cars on-line (000)	49.6	45.2	(4.4)	(9.7)
887	694	(193)	(27.8)	Average daily active road locomotives on-line	886	750	(136)	(18.1)

				Safety
1.58	2.13	0.55	25.8	FRA personal injuries per 200,000 employee-hours	1.58	1.85	0.27	14.6
1.73	1.80	0.07	3.9	FRA train accidents per million train-miles	1.67	1.90	0.23	12.1

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies. Adjusted operating expenses exclusive of land sales per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of a gain on sale of significant properties for the three and nine months ended September 30, 2009 of $79.1 million and the exclusion of net gains on land sales of $2.8 million and $3.3 million for the three months ended September 30, 2010 and 2009, respectively, and $6.0 million and $27.8 million for the nine months ended September 30, 2010 and 2009, respectively. Please refer to pages 2 and 3, Adjusted Earnings Performance, Quarter and Year-to-date, Non-GAAP measures.

(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

n/a — not available